UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 2, 2024

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

On April 30, 2024 and May 2, 2024, ArcelorMittal published the press releases attached hereto as Exhibits 99.1 and 99.2, respectively, and hereby incorporated by reference into this report on Form 6-K.

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated April 30, 2024, ArcelorMittal announces results of its General Meeting
Exhibit 99.2	Press release dated May 2, 2024, ArcelorMittal reports first quarter 2024 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 2 May 2024

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary & Group Compliance & Data Protection Officer